                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (RULE 13d-2-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 1)(1)

                       THE MANAGEMENT NETWORK GROUP, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    561693102
                                 (CUSIP Number)

                         RILEY INVESTMENT MANAGEMENT LLC
                              ATTN: BRYANT R. RILEY
                            11100 SANTA MONICA BLVD.
                                    SUITE 810
                              LOS ANGELES, CA 90025
                                 (310) 966-1445
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  JUNE 12, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


--------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  561693102                  13D                                 Page 2

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          Riley Investment Partners Master Fund, L.P.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          WC
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
--------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 2,417,215
                       ---------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                -0-
                       ---------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               2,417,215
                       ---------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,417,215
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.7%(1)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------
_____________
(1) Based on 36,069,753 shares of common stock of The Management Network Group, Inc. (the "Issuer") outstanding at May 9, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 29, 2008 filed with the Securities and Exchange Commission on May 13, 2008.




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CUSIP No.  561693102                  13D                                 Page 3

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          Riley Investment Management LLC
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          AF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 3,078,070(2)
                       ---------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                563,394(3)
                       ---------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               3,078,070(2)
                       ---------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  563,394(3)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,372,661(3)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                             [X]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.4%(1)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IA
--------------------------------------------------------------------------------
_____________
(1) Based on 36,069,753 shares of common stock of The Management Network Group, Inc. (the "Issuer") outstanding at May 9, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 29, 2008 filed with the Securities and Exchange Commission on May 13, 2008.

(2) Because Riley Investment Management LLC has sole investment and voting power over 2,417,215 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 660,855 shares held in managed accounts by its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

(3) Riley Investment Management LLC has shared voting and dispositive power over 563,394 shares of Common Stock held by its investment advisory clients, 294,591 of which are held by an investment advisory account indirectly affiliated with Bryant Riley. However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

CUSIP No.  561693102                  13D                                 Page 4

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          Bryant R. Riley
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          AF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 3,078,070(4)
                       ---------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                563,394 (5)
                       ---------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               3,078,070(4)
                       ---------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  563,394 (5)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,372,661(5)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                             [X]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.4%(1)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
_____________
(1) Based on 36,069,753 shares of common stock of The Management Network Group, Inc. (the "Issuer") outstanding at May 9, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 29, 2008 filed with the Securities and Exchange Commission on May 13, 2008.

(4) Because Riley Investment Management LLC has sole voting and investment power over security holdings of Riley Investment Partners Master Fund, L.P.'s and certain managed accounts of its investment advisory clients and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 2,417,215 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 660,855 shares held in managed accounts by its investment advisory clients.

(5) Riley Investment Management LLC has shared voting and dispositive power over 563,394 shares of Common Stock held by its investment advisory clients, 294,591 of which are held by an investment advisory account indirectly affiliated with Bryant Riley. Although Mr. Riley controls Riley Investment Management LLC's voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of the non-affiliated shares.




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CUSIP No. 561693102                   13D                                 Page 5


ITEM 4. PURPOSE OF THE TRANSACTION

      Item 4 as previously filed is hereby amended to add the following:

      On June 12, 2008, the Reporting Persons entered into a Stock Purchase Agreement and Standstill Agreement with the Issuer. Pursuant to the Stock Purchase Agreement, RIP sold one million shares to the Issuer at a price of $1.60 per share and the Reporting Persons entered into a Standstill Agreement. The foregoing description of the Stock Purchase Agreement is qualified in its entirety by reference to Exhibit A.

      Pursuant to the Standstill Agreement, among other things, the Reporting Persons agreed that, until June 12, 2010, they and their affiliates and certain associates would not directly or indirectly acquire any additional common stock, subject to certain exceptions. They also agreed during this time to be present at all meetings of the Issuer's stockholders in person or by proxy. In addition, the Reporting Persons agreed that, until June 12, 2010 without the prior consent of the Board of Directors, they and their affiliates and certain associates would not directly or indirectly:
      (i) own or acquire any securities or assets of the Issuer or any of its subsidiaries; (ii) make or commence any tender or exchange offer, merger or other business combination involving the Issuer or any of its subsidiaries; (iii) consummate any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Issuer or any of its subsidiaries; (iv) make or participate in any "solicitation" of "proxies" ; (v) form, join or participate in a "group";
      (vi) seek to control or influence the management, Board of Directors or policies of the Issuer; (vii) disclose any intention, plan or arrangement inconsistent with the foregoing or take any action which might require the Issuer to make a public announcement regarding the possibility of an acquisition of securities, a business combination or a merger; or (viii) request that the Issuer to waive or amend any provision of this Agreement. The foregoing description of the Standstill Agreement is qualified in its entirety by reference Exhibit B.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      Item 5(c) as previously filed is hereby amended to add the following:

      (c) On June 12, 2008, RIP sold 1,000,000 shares to the Issuer at a price of $1.60 per share. The following transactions in Common Stock have taken place in the past 60 days through June 15, 2008:

            INVESTMENT
            ADVISORY CLIENTS    TRANS CODE     QUANTITY      PRICE    TRADE DATE
                                BY               25,000     1.7361     4/30/2008
                                BY                  900       1.71      5/1/2008
                                BY               48,106     1.7147      5/2/2008
                                BY               10,800     1.7028      5/5/2008
                                BY                8,450        1.8      5/7/2008
                                BY                6,450       1.95      5/8/2008
                                SL              (50,000)    1.7502     5/19/2008
                                SL              (16,700)      1.75     5/19/2008
                                BY               18,789     1.6064      6/3/2008
                                BY                1,600     1.6469      6/4/2008

CUSIP No. 561693102                   13D                                 Page 6


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      The Reporting Persons entered into a Stock Purchase Agreement and Standstill Agreement with the Issuer. See Item 4, which is hereby incorporated by reference.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


      Exhibit A    Stock Purchase Agreement, dated June 12, 2008, by and among the Issuer, RIP, RIM and Bryant R. Riley, incorporated by reference, to Exhibit 10.2 to the Issuer's Form 8-K, filed on June 12, 2008.

      Exhibit B    Standstill Agreement, dated June 12, 2008, by and among the
                   Issuer, RIP, RIM and Bryant R. Riley, incorporated by reference, to Exhibit 10.4 to the Issuer's Form 8-K, filed on June 12, 2008.

CUSIP No. 561693102                   13D                                 Page 7


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2008

                                     Riley Investment Partners Master Fund, L.P.
                                     By: Riley Investment Management LLC,
                                          its General Partner

                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Managing Member

                                     Riley Investment Management LLC


                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Managing Member



                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley